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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF NOVEMBER, 2000




                              VISIBLE GENETICS INC.
                   -----------------------------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
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                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F X     Form 40-F __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __    No  X
                                                ---

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                              VISIBLE GENETICS INC.

         On November 15, 2000, we announced our financial results for the third quarter and nine months ended September 30, 2000.

         We reported sales of $3.0 million for the third quarter ended September 30, 2000, compared to $3.5 million for the same period in 1999. The net loss attributable to common shareholders for the quarter was $9.7 million or $0.63 per share, compared to a net loss attributable to common shareholders of $7.0 million or $0.82 for the same period in 1999. Sales for the first nine months of 2000 were $10.1 million with a net loss attributable to common shareholders of $25.0 million or $1.77 per share, compared to sales of $8.7 million and a net loss attributable to common shareholders of $18.5 million or $2.03 per share, for the corresponding period in 1999. In the third quarter of 2000, gross margins were negatively impacted by approximately $1 million in discarded materials and other costs attributable to the manufacturing scale up associated with the anticipated launch of the TRUGENE(TM) HIV-1 Genotyping Kit in the United States, if FDA approval is received.

         Our financial results for the quarter ended September 30, 2000 are filed as an exhibit to this report.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making our new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.



Exhibit 1.  Third Quarter Financial Results


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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            VISIBLE GENETICS INC.


Date: November 16, 2000                     By: /s/ Thomas J. Clarke
                                                --------------------
                                                Name: Thomas J. Clarke
                                                Title:   Chief Financial Officer